UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PETVIVO HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

716817200

(CUSIP Number)

John Dolan

c/o PetVivo Holdings, Inc.

5251 Edina Industrial Blvd.

Edina, Minnesota 55439

(952) 405-6216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716817200	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON John Dolan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER As of June 22, 2022: 581,767 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER As of June 22, 2022: 581,767 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of June 22, 2022: 581,767 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.82%
14	TYPE OF REPORTING PERSON IN

(1) Includes 497,905 shares of Common Stock held directly by Mr. Dolan and 83,862 shares of Common Stock that are issuable upon the exercise of warrants held by Mr. Dolan, which are exercisable within 60 days of such date.

CUSIP No. 716817200	Page 3 of 7 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D filed on behalf of John Dolan (“Mr. Dolan” or the “Reporting Person”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of PetVivo Holdings, Inc. (“PetVivo” or the “Company”).

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is being filed by Mr. Dolan.

(b) The business address of the Mr. Dolan is 5251 Edina Industrial Blvd., Edina, Minnesota 55439.

(c) Mr. Dolan is the Company’s Chief Business Development Officer, General Counsel and Secretary.

(d) During the last five years, Mr. Dolan has not been convicted in any criminal proceedings.

(e) During the last five years, Mr. Dolan has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) Mr. Dolan is a resident of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On approximately March 11, 2014, there was a change in control of the Company pursuant to that certain securities exchange agreement dated March 11, 2014 (the “Securities Exchange Agreement”) among the Company, PetVivo Inc., a Minnesota corporation (“PV”), and the shareholders of PV who hold of record the total issued and outstanding shares of common stock of PV (the “PV Shareholders”). In accordance with the terms and provisions of the Securities Exchange Agreement, the Issuer acquired all of the issued and outstanding shares of stock of PV from the PV Shareholders, thus making PV its wholly-owned subsidiary of the Company, in exchange for the issuance to the PV Shareholders of an aggregate 2,310,939,804 shares of its restricted common stock.

Mr. Dolan was a shareholder of PV and received 358,593,390 shares of the Company’s restricted common stock in exchange for his equity interest in PV, which he held directly. Mr. Dolan was also a director of Gel-Del Technologies Inc. (“Gel-Del”), which received 703,055,020 shares of the Company’s restricted common stock in exchange for its equity interest in PV (the “Gel-Del Shares”), which he had an indirect ownership interest and shared voting and dispositive power of such shares with David Masters.

On April 1, 2014, the Company changed its name to its current name: “PetVivo Holdings, Inc.,” and pursuant to the Securities Exchange Agreement, Mr. Dolan purchased 2,133,333 shares of Common Stock of the Company at a price of $0.015 per share with a deemed execution date of April 29, 2014. This was reported on a Form 4/A filed with the SEC on May 8, 2014.

CUSIP No. 716817200	Page 4 of 7 Pages

On August 14, 2014, Mr. Dolan purchased 2,666,667 shares of Common Stock of the Company at a price of $0.006 per share. This was reported on a Form 4 filed with the SEC on August 20, 2014. In August 2014, the Company effectuated a reverse stock split of 1:500.

On April 10, 2017, the effective date of the merger, the Company acquired Gel-Del Technologies, Inc. through a share exchange agreement whereby Mr. Dolan received 564,921 shares of Common Stock of the Company in exchange for his portion of the Gel-Del Shares. This was reported on a Form 4 filed with the SEC on September 19, 2018.

On January 20, 2017 the Board of Directors of the Company (the “Board”) deemed it in the best interest of the Company to settle outstanding past due compensation of $132,274 owed to Mr. Dolan for $33,068.50, that was subsequently converted into 496,028 shares of Common Stock at $.066 per share. This decision was ratified by the Board on June 26, 2017. This was reported on a Form 4 filed with the SEC on September 19, 2018.

On January 15, 2019, the Board approved the issuance of 187,750 warrants for purchase of Common Stock of the Company to Mr. Dolan, vested immediately, for a term of ten years with a strike price of $.30 per share and a one-time protection against a reverse split whereby the strike price will not be adjusted upon combination of outstanding shares of stock; this warrant was issued for exemplary service to the Company. This was reported on a Form 4 filed with the SEC on February 20, 2019.

On September 11, 2019 Mr. Dolan entered into a settlement agreement with the Company, whereby Mr. Dolan forgave $68,000.00 in accrued compensation owed to him in exchange for 226,666 shares of Common Stock. In connection with this issuance, Mr. Dolan entered into a 3-year lock-up agreement whereby his sale or transfer of these securities is restricted. This was reported on a Form 4 filed with the SEC on October 7, 2019.

On October 31, 2019, the Company granted warrants to purchase 245,000 shares of Common Stock to Mr. Dolan, whereby 45,000 warrants vested immediately, 100,000 warrants vest quarterly over three years and 100,000 warrants vest upon performance-based milestones. All 245,000 warrants had a strike price of $.50 and expire 5 years from the date of grant. This was reported on a Form 4 filed with the SEC on November 18, 2019.

In November 2019, the Company effectuated a 10:9 reverse stock split.

On December 31, 2019, the Company granted warrants to purchase 15,880 shares of Common Stock to Mr. Dolan. This grant was in connection with accrued compensation of $6,000 owed to Mr. Dolan during the three months ended 12/31/2019. Pursuant to a Board action this $6,000 was converted into warrants at a rate of $.47232 and grossed up 125%. This was reported on a Form 4 filed with the SEC on June 1, 2020.

In December 2020, the Company effectuated a 1:4 reverse stock split.

On March 31, 2020, the Company granted warrants to purchase of 35,314 shares of the Company’s common stock to John Fitzgerald Dolan, for a $9,000 settlement. The warrants will be exercisable until March 31, 2025 at an exercise price of $0.318 per share. This was reported on a Form 4 filed with the SEC on September 10, 2020.

CUSIP No. 716817200	Page 5 of 7 Pages

On September 16, 2020, the Company issued 91,976 shares of Common Stock of the Company to Mr. Dolan for exemplary work performed on behalf of the Company. This was reported on a Form 4 that was filed with the SEC on September 22, 2020.

On September 9, 2021, the Company granted 65,000 restricted stock units of the Company, which vest in three installments, with 1/3 vesting on March 31, 2022, 1/3 vesting on March 31, 2023, and 1/3 vesting on March 31, 2024. This was reported on a Form 4 that was filed with the SEC on September 10, 2021.

ITEM 4.	PURPOSE OF TRANSACTION

Mr. Dolan acquired the securities of the Issuer for investment purposes and in connection with his service as an officer of the Company and member of the Board. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Mr. Dolan may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

Other than set forth above, Mr. Dolan does not have any other present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time to review or reconsider his position, change his position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

ITEM	5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Dolan owns beneficially owns 581,767 shares of Common Stock of the Company, consisting of (i) 497,905 shares of Common Stock held directly and (ii) 83,862 shares of Common Stock that are issuable upon the exercise of warrants held by Mr. Dolan. As of the date of this filing, the shares of Common Stock beneficially owned by Mr. Dolan represents approximately 5.82% of the shares of Common Stock of the Company issued and outstanding.

(b)	Mr. Dolan has sole voting and dispositive power over all Common Stock beneficially owned by him.

(c)	Except for the issuances of the Issuer’s shares and the transfer of certain warrants exercisable for the Issuer’s shares described above in Items 3 and 4 above, there have been no transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer during the preceding 60 days.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 716817200	Page 6 of 7 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 716817200	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2022

/s/ John Dolan
John Dolan